Mail Stop 6010

October 10, 2007

Mr. Darrel B. Lee
Chief Financial Officer
Mocon, Inc.
7500 Boone Avenue North
Minneapolis, Minnesota 55428

   **Re:** **Mocon, Inc.**
     **Form 10-K for the year ended December 31, 2006**
     **Filed March 30, 2007**
     **Form 10-Q for the quarter ended June 30, 2007**
     **Filed August 14, 2007**
     **File No. 000-09273**

Dear Mr. Lee:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Martin F. James
         Senior Assistant Chief Accountant